FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document No 1:  2002 Preliminary Results





29 January 2003

                       NORTHERN ROCK GROUP ANNUAL RESULTS

Northern Rock plc today issued its preliminary results for the year ended 31 December 2002.

                                   HIGHLIGHTS


  - Record pre tax profit of GBP326.2 million - an increase of 18.0%

  - Enhanced shareholder value - return on equity 20.2% (2001 - 19.4%), earnings per share 55.6p (2001 - 46.2p) an increase of 20.3%, total dividend per share 20.2p (2001 - 17.1p) an increase of 18.1%

  - Assets under management up by 34.7% to GBP41.9 billion

  - Record gross lending of GBP14.1 billion (GBP12.6 billion organic, GBP1.5 billion acquisition) - an increase of 59.6%

  - Record net lending of GBP8.2 billion (GBP6.7 billion organic, GBP1.5 billion acquisition) - an increase of 60.7%

  - Total share of UK net mortgage lending of 9.2% (7.3% organic, 1.9% acquisition) - over twice opening par share

  - Increase in retail deposit balances of GBP2.0 billion (GBP0.8 billion organic, GBP1.2 billion acquisition) - growth of 14.7%

  - Securitisation of GBP5.2 billion of residential mortgages and GBP500 million of commercial mortgages

  - Total income up 17.8% to GBP561.0 million

  - Cost ratios again improved - underlying cost to income 30.1% and underlying cost to assets under management 0.46%

  - Mortgage arrears remain under half of industry average

  - The Northern Rock Foundation to receive GBP16.3 million - supporting charitable causes mainly in the North East

Adam J Applegarth, Chief Executive, said:

"Our strategy of growing assets, reducing unit costs and so growing profits and improving shareholder returns continues to work well. In 2002 assets under management grew by 34.7%, cost to income ratio improved to 30.1%, profit before tax grew by 18.0% and we increased return on equity to 20.2%.

The housing market is set to be quieter in 2003. The economic fundamentals of low interest rates, low inflation, low unemployment and a very limited increase in the supply of new housing stock will continue to underpin the market.

Our low costs, relative size and ability to retain existing customers mean we remain confident of achieving our targets, confirming that our virtuous circle strategy is in very good shape."

                       NORTHERN ROCK GROUP ANNUAL RESULTS

Overview

Northern Rock successfully delivered against its strategic targets in a year that again proved highly competitive in the markets in which we operate. In a buoyant mortgage market, supported by historically low interest rates, we grew our assets and profits to record levels. Our focus on profitable growth in our core business of mortgages, personal credit and funding, together with an industry leading level of cost efficiency, has enabled us to deliver both enhanced shareholder value and customer satisfaction.

In addition to strong organic growth, we also successfully integrated the banking operations of Legal & General, which were acquired on 1 August 2002. Our relationship with Legal & General was further enhanced by a joint marketing agreement under which we manufacture and administer Legal & General branded mortgages, loans and savings products.

Growth continues to be supported by our diversified sources of funding. Our retail funding franchise remains strong and we continue to expand our non-retail funding in international markets. We are a key participant in the global residential securitisation markets, which will continue to be important in the achievement of our future growth plans.

Lending

During 2002 Northern Rock achieved record levels of total lending. Total gross lending was GBP14,128 million, an increase of 59.6% (2001 - GBP8,853 million), with total net lending of GBP8,241 million, an increase of 60.7% (2001 - GBP5,127 million). Included in total lending are GBP1,544 million of loan balances acquired as a result of our acquisition of the banking operations of Legal & General. Excluding these balances organic gross lending amounted to GBP12,584 million and organic net lending GBP6,697 million, representing increases of 42.1% and 30.6% respectively. Prospects for the current year are good, with an opening pipeline of GBP3.5 billion, two thirds higher than at the same time last year.

The residential lending market remained extremely buoyant during 2002 with record levels of both gross and net lending. House price inflation for the year was reported at around 25% although some easing was seen in the last few months of the year, particularly in Greater London. Bank base rate remained unchanged throughout the year at 4%, sustaining mortgage affordability. In addition, realistic credit assessment continued to provide safeguards for Northern Rock against the dangers of borrowers overstretching their finances. Competition remained intense throughout the year, mainly from established lenders.

We achieved  gross  residential  lending of GBP12,001  million  (2001 - GBP6,901 million) and net residential lending of GBP7,184 million (2001 - GBP3,817 million), representing increases of 73.9% and 88.2% respectively. Acquired residential lending balances included in these figures amounted to GBP1,477 million resulting in organic gross residential lending of GBP10,524 million and organic net residential lending of GBP5,707 million, representing increases of 52.5% and 49.5% respectively. Our estimated market share of gross residential lending was 5.5% (organic 4.8%) and our estimated market share of net residential lending was 9.2% (organic 7.3%) compared with our opening share of stock of 3.7%. Our estimated share of redemptions in the year was 3.5%, significantly lower than our closing share of stock of 4.4%. This was due to our retention process and our transparent policy allowing existing customers, subject to contractual terms, to transfer their loan to any new product available to new borrowers.

Despite the strong growth in new lending, our risk profile has improved. The proportion of lending to first time buyers reduced to 26% (2001 - 32%) with 74% of new customers having a proven payment track record. New lending at or below 90% LTV improved to 77% (2001 - 73%), new lending below 75% LTV also improved to 46% (2001 - 30%) and the average indexed LTV of our mortgage book is now 58% providing strong cover in the event of default. We have minimal exposure to large loans with only around 1.0% of new loans over GBP500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and price-led products. Our "together" family of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. New business volumes for "together" products amounted to GBP4.1 billion of which GBP3.3 billion were advances secured on residential property representing 31% of new residential lending. Our "together connections" product, allowing the option of interest offset from associated customer savings and current account balances, generated GBP545 million of new lending.

Home Equity Release Mortgages, aimed at homeowners aged over 60 who wish to utilise equity in their homes to improve their quality of life, accounted for GBP271 million or 3% of new residential lending. In total our lifestyle products, which are margin enhancing, represented 34% of our organic gross new lending.

Of our traditional, price-led mortgage products, fixed-rate mortgages remained the most popular with 38% of new lending accounted for by short term fixed products, up to two years, and 17% by longer term fixes mainly up to a maximum of seven years.

Given the economic uncertainty in the commercial property sector, we have remained cautious in the expansion of our commercial lending portfolio but have continued to expand at a steady and appropriate pace. This approach will continue until market conditions and the risk reward relationship improves. Gross lending amounted to GBP406 million (2001 - GBP454 million) with net advances of GBP196 million (2001 - GBP245 million).

Our personal credit lending has increasingly been driven mainly by our credit bundled "together" products, consistent with our strategy of lending to customers with whom we have a secured loan relationship. This approach benefits credit quality and enhances product retention. Total gross unsecured lending amounted to GBP1,721 million (2001 - GBP1,498 million) with net lending of GBP861 million (2001 - GBP1,065 million). Of the total net lending, GBP513 million (2001 - GBP585 million) related to our "together" unsecured products. At 31 December 2002 our unsecured lending balances were GBP2,941 million (2001 - GBP2,080 million) of which 48.9% (2001 - 44.5%) represented "together" unsecured advances.

Arrears and Possessions

Despite the growth in our mortgage book there has been no deterioration in asset quality as evidenced by the arrears statistics. At 31 December 2002 there were 2,737 (2001 - 2,525) accounts three months or more in arrears representing only 0.56% (2001 - 0.61%) of all mortgage accounts, less than half of the UK average at 30 June 2002. There are no signs of any deterioration in the quality of our mortgage book, although we have probably now reached the floor of arrears in the current credit cycle. The "together" secured advances payment performance has also remained robust as it matures, with three months plus arrears at 0.7% at 31 December 2002 (2001 - 0.7%) which is also significantly below the UK average for all mortgages. At 31 December 2002 only 170 properties were in possession compared with 202 at the end of 2001.

Other loan portfolios continue to perform extremely well, with only 0.6% of our commercial loans (2001 - 0.7%) and 1.3% of our personal unsecured loans (2001 - 1.4%) three months or more in arrears. The "together" unsecured loans continue to show characteristics similar to secured loans and perform significantly better than traditional personal unsecured loans with only 0.7% three months or more in arrears at 31 December 2002 (2001 - 0.8%).

Retail Funding

Total retail deposit balances for the year increased by GBP1,966 million to GBP15.3 billion (2001 - GBP13.4 billion), an increase of 14.7%. This increase comprised a net inflow of retail funds for the year of GBP773 million, including interest credited of GBP447 million, and acquired savings balances of GBP1,193 million following the acquisition of the Legal & General subsidiaries.

The organic funding during the year was largely due to flows of new funds into our tracker online and ISA deposit accounts. These are contractual accounts where the transparency of terms and conditions provides clarity for the customer and less volatility for us to manage. On-line balances now account for over GBP2.0 billion of our retail deposit base. Balances in our Irish based operations have risen to GBP470 million.

Non-Retail Funding

Total new non-retail funding for the year amounted to GBP3,232 million with total non-retail balances at 31 December 2002 amounting to GBP13.7 billion (2001
- GBP10.4 billion). We will continue to utilise our non-retail funding programmes especially in Continental Europe and the United States and to develop investor interest from the Far East.

Already in 2003 we have raised $1.425 billion floating rate notes under our US Medium Term Note programme.

Securitisation

Northern Rock remained at the forefront of securitisation of residential mortgages during 2002 raising GBP5.2 billion from two issues. We have continued to widen our investor base as evidenced by over 60% of the securitised bonds in 2002 being issued in Continental Europe and the United States. We have reduced the period of time the loans are on the balance sheet prior to securitisation and the mix and risk characteristics of our securitised mortgages mirror those of our on balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet.

In addition, we also completed our first securitisation of 100% risk weighted commercial loans amounting to GBP500 million, further enhancing capital efficiency.

At 31 December 2002 securitised assets under management amounted to GBP9.6 billion (2001 - GBP4.9 billion), representing 28% (2001 - 19%) of our total lending portfolios.

Our programmes will continue to be developed with further issues during 2003. Already in the current year we have completed a very well received GBP3.0 billion securitisation of residential mortgages.

Acquisition of Legal & General subsidiaries

On 1 August 2002 we completed the acquisition of the banking operations of Legal & General for a total cash consideration of GBP133.2 million. On completion we acquired total assets of GBP1.9 billion of which GBP1.5 billion were loans and advances to customers, primarily residential mortgage advances, and GBP1.2 billion of retail deposit balances. The majority of these acquired balances have been retained and supplemented our organic growth. The acquisition resulted in goodwill of GBP35.8 million, which is being amortised over 10 years from the date of acquisition.

The acquired operations have now been fully integrated into Northern Rock resulting in significant cost savings. In addition, the Legal & General brand is now being utilised to originate new business for Northern Rock.

Assets

Assets under management, including securitised mortgage balances, at 31 December 2002 amounted to GBP41.9 billion, an increase of 34.7% compared with GBP31.1 billion at 31 December 2001. The balance sheet (including the securitised bonds, shown as a deduction from assets) grew by 23.7% to GBP32.7 billion. Organic growth, excluding the acquired assets amounting to GBP1.9 billion, was 28.8% for assets under management and 16.7% for balance sheet assets.

Treasury

Our Treasury operation does not operate as a separate profit centre and does not operate trading portfolios. It continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. At 31 December 2002, 96% of our Treasury investment portfolios comprised assets which are rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

Following the introduction of UITF 33 "Obligations in capital instruments" in February 2002, 2001 interest payable and total income have been restated to include the coupon on Reserve Capital Instruments. Previously this coupon was included as an appropriation of profits (see note 1).

Total income in 2002 amounted to GBP561.0 million (2001 - GBP476.4 million) an increase of 17.8%. Total income as a proportion of mean total assets at 1.90% has remained stable during 2002 and shows a slight reduction compated with 1.95% in 2001. In line with the rapid growth in assets under management, the ratio of total income to mean total assets under management eased to 1.54% compared with 1.70% in 2001.

Group interest margin and spread are calculated by taking into account interest recorded in the profit and loss account together with that recorded in the special purpose securitisation companies. Similarly, average interest earning assets and liabilities include those on balance sheet and those in the special purpose securitisation companies. In 2002 interest margin and spread were 1.09% and 0.99% respectively (2001 - 1.26% and 1.10%), stable compared with the first half of the year. Asset spreads of 1.09% in the second half of 2002 were 0.01% higher than in the first half, with liability spreads unchanged. During the second half of 2002, the relationship between money market interest rates and bank base rate was beneficial although this was offset by the higher relative costs of securitised bonds, use of longer maturity non-retail funds and a general widening of spreads to cover counterparty credit risk.

We continue to generate strong income flows from the sale of third party insurance products and lending fees, with increases in these important income sources linked to growth in volumes of new lending business.

Expenses

Total operating expenses amounted to GBP171.3 million. Excluding the one off costs of GBP2.3 million involved in the acquisition of the Legal & General operations, underlying operating expenses amounted to GBP169.0 million (2001 - GBP149.1m).

We have again achieved our strategic objectives of growing our underlying cost base at no more than one half to two thirds the growth in assets under management and less than the growth in total income. During 2002 underlying operating expenses increased by 13.3%, assets under management increased by 34.7% and total income by 17.8%. As a result our underlying cost to income ratio fell to 30.1% (2001 - 31.3%) and our underlying ratio of cost to assets under management fell to 0.46% (2001 - 0.53%).

In December 2002 Northern Rock contributed GBP33.7 million to the Northern Rock pension scheme to eliminate an estimated actuarial funding deficit. In accordance with SSAP 24 this prepayment is being amortised from April 2002 over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years, resulting in an additional charge in 2002 of GBP1.6 million. Following the additional contribution, the Minimum Funding Requirement level is estimated at 133%.

The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England. The donation from 2002 profits amounts to GBP16.3 million (2001 - GBP14.8 million).

Provisions

The total charge for provisions for bad and doubtful debts amounted to GBP43.1 million for the year (2001 - GBP34.5 million) representing 0.19% of mean advances to customers (2001 - 0.18%). The combination of high quality lending, low interest rates, low arrears and high house price inflation have resulted in a reduction in the specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with views on economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions as a proportion of total provision balances for these portfolios increased to 38%. Total provisions against our personal credit portfolios are considered appropriate given the potential risks facing this sector.

Taxation

The effective tax rate for the year was 29.6% (2001 - 30.3%) which is an appropriate rate for Northern Rock in the medium term.

Profits and EPS

Profit before tax for the year amounted to GBP326.2 million (2001 - GBP276.5 million) an increase of 18.0%. The 2002 figures include a contribution from the banking operations acquired from Legal & General of GBP1.4 million, net of operating expenses of GBP0.5 million, non-recurring costs of acquisition of GBP2.3 million and goodwill amortisation of GBP1.5 million.

Profit after tax for the year amounted to GBP229.7 million (2001 - GBP192.8 million) an increase of 19.1%, generating a return on equity of 20.2% (2001 - 19.4%).

Earnings per share have grown to 55.6p in 2002 (2001 - 46.2p) an increase of 20.3%.

Dividends

The interim dividend paid in October 2002 was 6.5p per share. The proposed final dividend of 13.7p per share is payable on 30 May 2003 to shareholders on the register on 2 May 2003. This results in a total dividend payable for the year of 20.2p per share (2001 - 17.1p) an increase of 18.1%.

Capital

At 31 December 2002 total capital amounted to GBP2.8 billion resulting in a total capital ratio of 16.1%, comfortably above regulatory and internal requirements. Tier 1 capital was GBP1,618 million and the Tier 1 ratio 9.3%. The comparable ratios at 31 December 2001 were 13.2% and 8.4% respectively.

During 2002 we issued GBP200 million of Tier One Notes ("TONs") the full amount of which is permitted within Tier 1 for regulatory capital purposes. Payments in relation to the TONs are tax deductible and contribute to a lowering of the weighted average cost of capital. In the first half of 2002 we increased our Lower Tier 2 capital by a net GBP225 million with a further issue of GBP300 million in the second half. We anticipate that the capital markets in 2003 will be difficult and that our current levels of capital, together with our securitisation programmes, will result in no further capital issues being required in the current year.

Our assessment of the impact of the Basel II Pillar I proposals, including our participation in the Basel Quantitative Impact Study 3, continue to support our assessment for significantly lower levels of capital being held in the future to support credit and operational risk. During 2003 we will continue with preparations for the introduction of Pillar I and will commence a detailed review of Pillar II requirements, to ensure that the capital benefits of Basel II are available to Northern Rock as quickly as possible.

Outlook

Northern Rock has again produced good results; the business model works well.

We operate mainly in the gross residential mortgage market. This is a large market and will remain so even if the housing market slows, as we expect it will. With respect to house prices, we do not expect a sharp reduction. We anticipate annualised house price inflation will be around 5% by the end of 2003, trending towards the rate of growth in average earnings, underpinned by low inflation, low interest rates and generally low levels of unemployment. We also expect to see remortgage activity remaining strong, although equity withdrawal will decline. Assisted by our relative size in a large market, our leading cost advantage and through good customer retention, even with a slowing residential loan market, we expect to achieve annual growth in assets under management within our strategic range of 15% to 25%.

Our strategy is built upon organic growth. If this can be supplemented with income generating acquisitions, as we achieved with the Legal & General subsidiaries, then we will do so, but only where they fit our focussed strategy at the right price, scale and quality.

Our funding programmes will continue to support our growth. Securitisation continues to provide a major source of funding which is also a key feature of our capital management. We do not anticipate raising any additional capital in 2003.

Northern Rock's virtuous circle strategy remains in good shape and continues to support the growth we anticipate going forward.



                       NORTHERN ROCK GROUP ANNUAL RESULTS

                              FINANCIAL HIGHLIGHTS

                                                                          Page 7

                                                                                         2002                       2001
                                                                                         GBPm                       GBPm
Key Performance Figures

Organic gross lending                                                                  12,584                      8,853
Organic net lending                                                                     6,697                      5,127
Loan balances acquired                                                                  1,544                          -
Organic increase in retail deposit balances                                               773                      1,318
Retail deposit balances acquired                                                        1,193                          -
Net non-retail funding                                                                  3,232                      2,250
New securitisation issues                                                               5,668                      3,000

Key Ratios - Balance Sheet                                                                  %                          %

Growth in assets under management                                                       34.7%                      25.2%
Balance sheet asset growth                                                              23.7%                      17.1%
Growth in risk weighted assets                                                          17.0%                      23.9%
Total capital ratio                                                                     16.1%                      13.2%
Tier 1 ratio                                                                             9.3%                       8.4%

Key Ratios - Profit and Loss                                                                %                          %

Total income : mean total assets                                                        1.90%                      1.95%
Total income : mean assets under management                                             1.54%                      1.70%
Interest margin                                                                         1.09%                      1.26%
Interest spread                                                                         0.99%                      1.10%
Cost to income ratio (underlying)                                                       30.1%                      31.3%
Cost to asset ratio (underlying)                                                        0.57%                      0.61%
Cost to assets under management ratio (underlying)                                      0.46%                      0.53%
Provision charge as a % of mean advances to                                             0.19%                      0.18%
customers                                                                               18.0%                      12.6%
Pre tax profit growth                                                                   29.6%                      30.3%
Effective tax rate                                                                      19.1%                       7.4%
Post tax profit growth                                                                  20.2%                      19.4%
Post tax return on mean equity                                                          0.78%                      0.79%
Post tax return on mean assets                                                          0.63%                      0.69%
Post tax return on mean assets under management

Shareholder Information                                                               p/share                    p/share

Earnings per share                                                                      55.6p                      46.2p
Fully diluted earnings per share                                                        55.1p                      45.9p
Dividend per share                                                                      20.2p                      17.1p


Notes

2001 ratios have been restated where necessary for the change in treatment of Reserve Capital Instruments following the introduction of UITF 33 "Obligations in capital instruments" (see note 1).

Assets under management are defined as total balance sheet assets plus non recourse finance. 2002 cost ratios exclude the effect of GBP2.3 million non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General and the associated amortisation of goodwill.

                                                                          Page 8

                                           NORTHERN ROCK GROUP ANNUAL RESULTS

                                                 FINANCIAL INFORMATION

                                          CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                               2002                 2001
                                                                                        (Unaudited)            (Audited)
                                                                                                           (As Restated)
                                                            Note                               GBPm                 GBPm
Interest receivable
interest receivable and similar income arising from debt                                      164.0                184.8
securities                                                                                  1,238.3              1,290.7
other interest receivable and similar income                                                1,402.3              1,475.5
                                                                                          (1,117.2)            (1,180.5)
Interest payable                                                                               14.5                 10.9
Income from equity shares and variable yield securities                                       299.6                305.9
Net interest income                                         2

Fees and commissions receivable                                                               186.3                155.9
Fees and commissions payable                                                                 (28.8)               (28.1)
Securitisation interest receivable                                                            415.3                245.6
Securitisation interest payable                                                             (323.7)              (205.4)
Other operating income                                                                         12.3                  2.5
Total other income                                          5                                 261.4                170.5

Total income                                                2                                 561.0                476.4

Administrative expenses
operating                                                   6                               (158.3)              (139.6)
covenant to The Northern Rock Foundation                                                     (16.3)               (14.8)
Total administrative expenses                                                               (174.6)              (154.4)

Depreciation and amortisation
tangible fixed assets                                       6                                (13.0)                (9.5)
goodwill                                                                                      (1.5)                    -
Total depreciation and amortisation                                                          (14.5)                (9.5)
Operating expenses                                                                          (189.1)              (163.9)

Provisions for bad and doubtful debts                       7                                (43.1)               (34.5)

Amounts written off fixed asset investments                                                   (2.6)                (1.5)

Profit on ordinary activities before tax                                                      326.2                276.5

Tax on profit on ordinary activities                                                         (96.5)               (83.7)

Profit on ordinary activities after tax                                                       229.7                192.8

Dividends                                                                                    (83.4)               (71.0)

Profit retained for the period                                                                146.3                121.8

Earnings per share                                          9                                 55.6p                46.2p

Fully diluted earnings per share                            9                                 55.1p                45.9p


There were no material gains or losses other than the profit shown above in either year.

                                                                          Page 9

                                           NORTHERN ROCK GROUP ANNUAL RESULTS

                                               CONSOLIDATED BALANCE SHEET

                                                                                               2002                 2001
                                                                                        (Unaudited)            (Audited)
                                                                                                           (As Restated)
                                                            Note                               GBPm                 GBPm
Assets

Cash and balances at central banks                                                             10.7                 10.5
Loans and advances to banks                                                                 2,523.5                872.7

Loans and advances to customers                                                            24,598.6             20,798.0
Securitised advances                                                                        9,607.6              4,853.2
Less: non recourse finance                                                                (9,254.6)            (4,707.0)
                                                            11                             24,951.6             20,944.2
Debt securities                                                                             3,850.6              3,541.1
Equity shares and other variable yield securities                                             414.7                371.6
Intangible fixed assets                                                                        34.3                    -
Tangible fixed assets                                                                         152.7                117.4
Other assets                                                                                  124.4                 58.0
Prepayments and accrued income                                                                602.7                493.9

Total assets                                                                               32,665.2             26,409.4

Liabilities

Deposits by banks                                                                           1,205.2                988.8
Customer accounts                                           13                             17,944.3             15,821.0
Debt securities in issue                                                                    9,846.0              6,987.8
Other liabilities                                                                             393.8                223.2
Accruals and deferred income                                                                  443.4                430.8
Provisions for liabilities and charges                                                          3.4                    -
Subordinated liabilities                                                                    1,119.5                594.5
Reserve capital instruments                                 14                                300.0                300.0
Tier one notes                                              14                                200.0                    -
Total subordinated liabilities                                                              1,619.5                894.5

Called up share capital                                                                       123.9                123.9
Share premium account                                                                           6.8                  6.8
Capital redemption reserve                                                                      7.3                  7.3
Profit and loss account                                                                     1,071.6                925.3
Shareholders' funds - equity                                                                1,209.6              1,063.3

Total liabilities                                                                          32,665.2             26,409.4

Assets under management                                                                    41,919.8             31,116.4


                                 NORTHERN ROCK GROUP ANNUAL RESULTS

                                   CONSOLIDATED CASHFLOW STATEMENT

                                                                         Page 10

                                                                                               2002                 2001
                                                                                        (Unaudited)            (Audited)
                                                                                               GBPm                 GBPm

Net cash inflow from operating activities (note 16)                                           106.1              1,031.3

Returns on investments and servicing of finance                                              (68.4)               (64.5)

Taxation                                                                                     (91.4)               (81.2)

Capital expenditure and financial investment                                                (199.9)              (889.1)

Acquisitions and disposals                                                                  (127.6)                    -

Equity dividends paid                                                                        (74.1)               (67.2)

Net cash outflow before financing                                                           (455.3)               (70.7)

Financing                                                                                     725.0                185.0

Increase in cash                                                                              269.7                114.3


                      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                                               2002                 2001
                                                                                        (Unaudited)            (Audited)
                                                                                                           (As Restated)

                                                                                               GBPm                 GBPm

Profit retained                                                                               146.3                121.8

Proceeds from sale of surplus unclaimed shares                                                    -                 16.0

Net addition to shareholders' funds                                                           146.3                137.8

Opening shareholders' funds                                                                 1,063.3                925.5

Closing shareholders' funds                                                                 1,209.6              1,063.3


Ordinary shares were issued at conversion and held in trust to meet any claims from potential shareholders entitled to free shares who had failed to claim them before conversion. The remaining 3,778,500 of such shares were sold on 1 February 2001 at a price of 465p per share.

To the extent that it is now believed that the shares are surplus to expected further claims, the proceeds on sale, together with unclaimed dividends were transferred to the profit and loss account reserve. The proceeds on sale are non distributable. Where it is believed that valid claims may be made, the proceeds of sale and unclaimed dividends have been retained within 'Other Liabilities'.


              NORTHERN ROCK GROUP ANNUAL RESULTS

                      NOTES TO THE RESULTS
                                                                         Page 11

1. Change in Accounting Policy - Reserve Capital Instruments

Accounting policies and methods remain unchanged from those used in the preparation of the 2001 annual accounts other than in relation to accounting for reserve capital instruments ("RCIs").

Following the publication of UITF 33 "Obligations in capital instruments" on 14 February 2002, RCIs are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Previously, RCIs were reported as part of non-equity shareholders' funds and the coupon payable was shown as an after tax appropriation of profit. The regulatory treatment of RCIs for capital purposes is unaffected by the introduction of UITF 33 (see note 14).

The effects of the change on 2002 and 2001 P & L headings are as follows:

                                                                                               2002                 2001
                                                                                               GBPm                 GBPm

Increase in interest expenses                                                                (18.3)               (18.7)

Reduction in taxation                                                                           5.5                  5.6

Reduction in RCI appropriation                                                                 12.8                 13.1

Net effect on retained profit                                                                     -                    -

2. Total Income
                                                                                               2002                 2001
                                                                                                           (As restated)
                                                                                               GBPm                 GBPm

Net interest income                                                                           299.6                305.9

Other income                                                                                  261.4                170.5

Total income                                                                                  561.0                476.4

Mean total assets                                                                          29,537.3             24,481.8

Mean assets under management                                                               36,518.1             27,988.3

Total income : mean total assets                                                              1.90%                1.95%

Total income : mean assets under management                                                   1.54%                1.70%

                                                                         Page 12

3. Interest Spread and Margin
                                                                                               2002                 2001
                                                                                                           (As restated)
                                                                                               GBPm                 GBPm

Interest receivable                                                                         1,832.1              1,732.0
Interest payable                                                                          (1,440.9)            (1,385.9)
Net interest income                                                                           391.2                346.1

Average balances

Interest earning assets                                                                    36,035.5             27,523.8
Interest bearing liabilities                                                               35,207.6             26,679.9

Interest margin                                                                               1.09%                1.26%
Interest spread                                                                               0.99%                1.10%


Interest receivable and payable represent amounts reported in the Profit and Loss account adjusted to include interest recorded by the special purpose securitisation companies (see note 12) and income from equity shares and other variable yield securities. Interest bearing assets and liabilities have been adjusted for amounts included in the special purpose securitisation companies and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

4. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:


                                                                                               2002                 2001
                                                                                               GBPm                 GBPm
Balance Sheet:
Opening balance                                                                               230.7                209.5
Acquisitions                                                                                    1.5                    -
Additions                                                                                     263.0                217.7
Amortisation                                                                                (237.7)              (196.5)
Closing balance                                                                               257.5                230.7

Profit and Loss Account:
Amortisation                                                                                  230.0                174.4
Current year immediate write off                                                                7.7                 22.1
                                                                                              237.7                196.5
5. Other Income
                                                                                               2002                 2001
                                                                                               GBPm                 GBPm
Commissions                                                                                    71.2                 69.4
Fees (net of service charges)                                                                  79.4                 51.7
Securitisation income                                                                          91.3                 39.7
Others and subsidiaries                                                                        19.5                  9.7
Total                                                                                         261.4                170.5

6. Operating Expenses
                                                                        Page 13

Operating expenses excluding the covenant to The Northern Rock Foundation and amortisation of goodwill are as follows:

                                                                                               2002                 2001
                                                                                               GBPm                 GBPm

Staff costs                                                                                    85.1                 74.6
Other expenses                                                                                 70.9                 65.0
Depreciation                                                                                   13.0                  9.5
Total recurring expenses                                                                      169.0                149.1
Non-recurring costs                                                                             2.3                    -
Total operating expenses                                                                      171.3                149.1

Non-recurring costs represent costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

The average number of persons employed by the Group was as follows:
                                                                                               2002                 2001

Full time                                                                                     3,020                2,757
Part time                                                                                       792                  619

7. Provisions for Losses on Loans and Advances
                                                                                               2002                 2001
                                                                                               GBPm                 GBPm
Provisions charge:
Specific
Secured on residential property                                                                 2.3                  4.9
Other secured                                                                                   0.2                  0.1
Unsecured                                                                                      27.5                 25.9
                                                                                               30.0                 30.9
General
Secured on residential property                                                                 3.6                  0.1
Other secured                                                                                 (1.3)                  0.4
Unsecured                                                                                      10.8                  3.1
                                                                                               13.1                  3.6
Total provision charge                                                                         43.1                 34.5

% of mean advances to customers                                                               0.19%                0.18%

Provisions balance:
Specific
Secured on residential property                                                                 2.7                  5.1
Other secured                                                                                   1.3                  1.1
Unsecured                                                                                      29.8                 23.2
Total                                                                                          33.8                 29.4

General
Secured on residential property                                                                22.2                 14.6
Other secured                                                                                   8.4                  9.7
Unsecured                                                                                      18.5                  7.7
Total                                                                                          49.1                 32.0

Total provision balance                                                                        82.9                 61.4

% of period end advances to customers                                                         0.34%                0.30%

8. Residential Mortgage Arrears

                                                                         Page 14

                                                                        2002                              2001
                                                              Cases            % of                Cases            % of
                                                                              Total                                Total
                                                                          Mortgages                            Mortgages


3 - 6 months                                                  1,946            0.4%                1,598            0.4%

6 - 12 months                                                   658            0.2%                  736            0.2%

Over 12 months                                                  133               -                  191               -

Total                                                         2,737            0.6%                2,525            0.6%

9. Earnings per Share

                                                                                               2002                 2001
                                                                                                           (As Restated)

Profit after tax (page 8)                                                                 GBP229.7m            GBP192.8m

Weighted average number of shares in issue                                                   413.5m               417.0m

Basic EPS                                                                                     55.6p                46.2p

The weighted average number of Ordinary Shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of shares in issue                                     417.1m               420.1m

Fully diluted EPS                                                                             55.1p                45.9p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary Shares in issue together with 3.6 million (31 December 2001 : 3.1 million) potentially dilutive Ordinary Shares resulting from options granted under employee share schemes.

Foundation Shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation Shares can convert into Ordinary Shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to The Foundation would cease.

                                                                         Page 15
10. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each year.

                                                                                               2002                 2001
                                                                                                  %                    %
Type of lending
Fixed rate (long term)                                                                          17%                  17%
Fixed rate (short term)                                                                         38%                  28%
Discount                                                                                         9%                   7%
Cashback                                                                                         2%                   5%
"together"                                                                                      31%                  41%
HERM                                                                                             3%                   2%

Type of customer
First time buyer                                                                                26%                  32%
Next time buyer                                                                                 37%                  38%
Remortgage                                                                                      37%                  30%

Geographic spread
North                                                                                           16%                  18%
Scotland                                                                                         9%                   9%
Midlands                                                                                        26%                  29%
South                                                                                           49%                  44%

11. Loans and Advances to Customers
                                                                                               2002                 2001
                                                                                               GBPm                 GBPm

Advances secured on residential property                                                   20,918.9             17,689.2
Advances secured on residential property (securitised)                                      9,098.4              4,853.2
Total advances secured on residential property                                             30,017.3             22,542.4

Other secured advances                                                                        786.8              1,059.2
Other secured advances (securitised)                                                          509.2                    -
Total other secured advances                                                                1,296.0              1,059.2
Unsecured loans                                                                             2,892.9              2,049.6

                                                                                           34,206.2             25,651.2

Less: non recourse finance                                                                (9,254.6)            (4,707.0)

                                                                                           24,951.6             20,944.2

                                                                         Page 16

12. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. Securitisation transactions entered into are as follows:


Securitisation company                   Date of securitisation             Gross assets              Subordinated loans
                                                                             securitised                   made by Group
                                                                                    GBPm                            GBPm
Residential:
Granite Mortgages 99-1 plc               1 October 1999                              600                            10.8
Granite Mortgages 00-1 plc               1 March 2000                                750                            13.1
Granite Mortgages 00-2 plc               25 September 2000                         1,300                            25.6
Granite Mortgages 01-1 plc               26 March 2001                             1,500                             4.7
Granite Mortgages 01-2 plc               28 September 2001                         1,500                             8.9
Granite Mortgages 02-1 plc               20 March 2002                             2,420                            25.1
Granite Mortgages 02-2 plc               23 September 2002                         2,748                            23.9

Commercial:
Dolerite Funding No.1 plc                24 June 2002                                500                            19.5


No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained GBP20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes issued.

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. The results of the Group incorporate the following in respect of the above securitisation companies:

                                                                                               2002                 2001
                                                                                               GBPm                 GBPm

Interest receivable                                                                           415.3                245.6

Interest payable                                                                            (323.7)              (205.4)

Net interest receivable                                                                        91.6                 40.2

Other income                                                                                    4.6                  2.1

Administrative and other expenses                                                             (4.9)                (2.6)

Profit for the financial period                                                                91.3                 39.7

                                                                         Page 17

13. Analysis of Customer Accounts
                                                                                               2002                 2001
                                                                                               GBPm                 GBPm

Branch accounts                                                                             2,175.5              1,567.9
Postal accounts                                                                             5,442.2              6,619.2
Internet accounts                                                                           2,214.7                197.7
Offshore accounts                                                                           2,385.1              2,584.9
Telephone accounts                                                                          1,935.4              2,400.5
Legal & General branded accounts                                                            1,183.2                    -
Total retail balances                                                                      15,336.1             13,370.2
Other customer accounts                                                                     2,608.2              2,450.8

                                                                                           17,944.3             15,821.0

14. Capital Structure
                                                                                               2002                 2001
                                                                                               GBPm                 GBPm
Tier 1
Share capital                                                                                 123.9                123.9
Share premium account                                                                           6.8                  6.8
Capital redemption reserve                                                                      7.3                  7.3
Profit and loss account                                                                     1,071.6                925.3
Reserve capital instruments                                                                   242.7                187.6
Tier one notes                                                                                200.0                    -
Goodwill                                                                                     (34.3)                    -
Total tier 1 capital                                                                        1,618.0              1,250.9

Upper Tier 2
Perpetual subordinated debt                                                                   350.3                350.3
Reserve capital instruments                                                                    57.3                112.4
General provisions                                                                             49.1                 32.0
Total upper tier 2 capital                                                                    456.7                494.7

Lower Tier 2
Term subordinated debt                                                                        769.2                243.0
Total tier 2 capital                                                                        1,225.9                737.7

Deductions                                                                                   (44.5)               (26.3)

Total capital                                                                               2,799.4              1,962.3

Risk weighted assets                                                                       17,383.5             14,858.2

Tier 1 ratio (%)                                                                               9.3%                 8.4%
Tier 2 to Tier 1 ratio (%)                                                                    75.8%                59.0%
Total capital (%)                                                                             16.1%                13.2%


The reserve capital instruments were issued for a value of GBP200m on 21 September 2000 and are undated. A further GBP100m was issued in May 2001. The maximum amount of reserve capital instruments permitted to be included in tier 1 capital is 15% of overall tier 1 capital. Any excess is allocated to upper tier 2 capital.

The tier one notes were issued for a value of GBP200m on 21 August 2002 and are undated. The full amount of the tier one notes is permitted for inclusion within tier 1 for regulatory capital purposes.

                                                                         Page 18

15. Acquisitions

On 1 August 2002, the Group acquired the entire issued share capital of Legal & General Bank Limited and Legal & General Mortgage Services Limited.

The assets and liabilities of those companies at the date of acquisition, and the consideration paid, were as follows:

                                                      Book Value            Revaluations                      Fair Value
                                                            GBPm                    GBPm                            GBPm
Assets
Loans and advances to banks                                  5.6                       -                             5.6
Loans and advances to customers                          1,539.8                     0.9                         1,540.7
Debt securities                                            299.5                       -                           299.5
Other assets                                                 2.0                       -                             2.0
Prepayments and accrued income                               8.8                       -                             8.8
                                                         1,855.7                     0.9                         1,856.6
Liabilities
Deposits by banks                                            6.7                       -                             6.7
Customer accounts                                        1,721.7                     0.6                         1,722.3
Other liabilities                                            4.6                     0.1                             4.7
Accruals and deferred income                                25.5                       -                            25.5
                                                         1,758.5                     0.7                         1,759.2
Net assets                                                  97.2                     0.2                            97.4

Goodwill                                                                                                            35.8

Satisfied by:
Cash                                                                                                               133.2

The fair value adjustments in the table above principally represent the revaluations resulting from the restatement of financial instruments to a fair value based on quoted market prices, or, where these are not available, discounted cash flow methodologies, and any related current or deferred tax adjustments.

The estimated contribution of the acquisitions from the date of acquisition were as follows:

                                                              GBPm
Total income                                                   5.7

Operating profit                                               5.2
Non-recurring costs                                          (2.3)
Goodwill amortisation                                        (1.5)
Profit before tax                                              1.4

The goodwill is being amortised over an estimated useful life of ten years on a straight-line basis.
                                                                        Page 19

16. Reconciliation of Operating Profit to Net Operating Cash Inflows

                                                                                               2002                 2001
                                                                                                           (As restated)
                                                                                               GBPm                 GBPm

Operating profit                                                                              326.2                276.5

Increase in prepayments and accrued income                                                  (100.0)               (25.9)

Decrease in accruals and deferred income                                                     (18.4)               (78.3)

Provision for bad and doubtful debts                                                           43.1                 34.5

Loans and advances written off net of recoveries                                             (25.9)               (20.2)

Depreciation and amortisation                                                                  14.5                  9.5

Interest on subordinated liabilities                                                           51.3                 44.9

Interest on reserve capital instruments                                                        18.3                 18.7

Interest on tier one notes                                                                      4.3                    -

Other non-cash movements                                                                       23.6                  2.5

Net cash inflow from trading activities                                                       337.0                262.2

Net increase in loans and advances to banks and customers                                 (8,373.3)            (5,227.5)

Net increase in deposits by banks and customer accounts                                       602.3              1,986.2

Net increase in debt securities in issue                                                    7,449.6              3,974.5

Net increase in other assets                                                                 (68.6)               (27.7)

Net increase in other liabilities                                                             159.1                 63.6

Net cash inflow from operating activities                                                     106.1              1,031.3

                                                                         Page 20


17. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2001 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 30 January 2003.

This report is also available on the Northern Rock website www.northernrock.co.uk from 8.30am on 29 January 2003.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 29 January 2003.

18. Dividends

Ex dividend date             30 April 2003
Record date                  2 May 2003
Payment date                 30 May 2003

19. Interim Results

It is intended that Northern Rock's 2003 Interim Results will be announced on 17 July 2003.

20. Contacts

City Contacts                                                    Press Contacts
Bob Bennett                                                      Tony Armstrong
Group Finance Director                          Director of Corporate Relations
0191 279 4275                                                     0191 279 4676

David Noble                                                           Ron Stout
Director of Institutional Relations                                  PR Manager
0191 279 4999                                                     0191 279 4676

Richard Moorin                                                 James Murgatroyd
Investor Relations Manager                                     Finsbury Limited
0191 279 4093                                                     020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.


END


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  29 January 2003               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary